October 4, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Martin James, Senior Assistant Chief Accountant
Kate Tillan, Assistant Chief Accountant
Tara Harkins, Staff Accountant

Re:	Spreadtrum Communications, Inc.
Form 20-F for the fiscal year ended December 31, 2010
Filed April 6, 2011
File No. 001-33535

Ladies and Gentlemen:

On behalf of Spreadtrum Communications, Inc. (the “Company”), we hereby respectfully request additional time to respond to comments from the staff of the Securities and Exchange Commission (the “Commission”) received by letter dated September 30, 2011 (the “Comment Letter”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 and filed with the Commission on April 6, 2011.  The Company is currently in the process of reviewing its draft response with its accounting firm as well as its legal counsel.  The Company will respond to the Comment Letter on or before October 21, 2011.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ Valerie Barnett Valerie Barnett, Esq.